02047964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AUG 2 2002

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 15)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
AUG 07 2002
THOMSON
FINANCIAL

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 2, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Fifteenth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

FIFTEENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24 June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29 July 2002, 30 July 2002 and 31 July 2002 ("**Previous Supplementary Bidder's Statements**"). This Fifteenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Press Release by Placer Dome Inc.

A copy of a press release by Placer Dome Inc. is attached as Annexure A.

A copy of this press release will be sent to all AurionGold shareholders.

Dated: 2 August 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 2 August 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 2 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - PRESS RELEASE


goldstory
PDG

PLACER DOME RESPONSE TO AURIONGOLD SUPPLEMENTARY TARGET'S STATEMENT

Vancouver, Canada, August 1, 2002; Brisbane, Australia, August 2, 2002:

Placer Dome Inc. ("Placer Dome") is disappointed by the failure of AurionGold Limited ("AurionGold") to support the revised offer by Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome, for all of the shares in AurionGold. This is particularly the case given the addition of a significant cash component under an unconditional and final offer which provides the certainty AurionGold has been seeking.

Under the revised offer, Placer Dome is offering 17.5 Placer Dome shares for every 100 AurionGold shares and A$0.35 cash per AurionGold share (the "Offer") which has a current implied value of A$3.17 per AurionGold share (based on the closing price of Placer Dome shares on the Toronto Stock Exchange ("TSX") on 1 August 2002).

The value of the Offer

AurionGold's Board has stated its belief that the Offer represents "unacceptable value" for AurionGold shares without at any time making reference to any fundamental basis for its position.

- **No independent valuation:** AurionGold has not provided an independent valuation to support its recommendation.
- **No consideration of Placer Dome's share price potential:** AurionGold has referred to the fall in Placer Dome's share price. However, they make no reference to the potential upside that exists. A number of North American equity analysts have 12 month share price targets on Placer Dome in the range of US$13.55 to US$17.00 in comparison to its current share price of US$8.57 (at closing on the NYSE on 1 August 2002).
- **Final offer:** Placer Dome carefully considered the best price it could pay before declaring its offer final. In declaring its offer final, it is clearly Placer Dome's view that it is offering a full and fair price for AurionGold. No other gold company has been prepared to offer more for AurionGold than Placer Dome is now offering in cash and shares.

Suite 1600, Bentall IV 1055 Dunsmuir Street
(PO Box 49330, Bentall Postal Station)
Vancouver, British Columbia, Canada V7X 1P2

Tel: 604.682.7082
Fax: 604.682.7092
Visit us at www.placerdome.com

PLACER DOME INC.

AurionGold's pre-announcement share price

AurionGold's Board continues to refer to the company's pre-announcement price as if the company is immune from the volatility that has affected equities around the world. AurionGold's reference to Placer Dome's trading performance fails to mention that, since the announcement of Placer Dome's offer, gold equity markets have fallen by as much as 35%.

Failure to mention the context in which Placer Dome has been trading and the concurrent likely impact on AurionGold's price in Placer Dome's view represents a material omission on the part of the AurionGold Board which is potentially misleading to shareholders.

Placer Dome makes the following further observations in this regard:

- In accepting the Offer for its 9.8% interest in AurionGold, Harmony Gold Mining Company Limited stated its belief that "the revised offer is substantially above the price at which AurionGold would trade in the absence of the offer".

- Even with Placer Dome's offer supporting its price, AurionGold recently traded as low as $2.74.

- AurionGold would be trading at $2.44 per share if it had tracked the FT All Mines Gold Index since the announcement of the Offer on 27 May – substantially below the current implied value of the Offer of $3.17 per AurionGold share.

- The Offer represents a 51% premium to AurionGold's volume weighted average share price ("VWAP") over the period from the completion of the AurionGold merger (on 1 January 2002) to 24 May 2002, based on Placer Dome's VWAP on the TSX over the same period.

AurionGold shareholders need to very carefully consider the merit of remaining a shareholder in AurionGold following closure of Placer Dome's offer given the potential for a substantial fall in the AurionGold share price.

No other bidder for AurionGold

Placer Dome announced its initial offer on 27 May 2002 – some 10 weeks ago. Since that date, AurionGold has provided no evidence to its shareholders of any interest from a third party bidder despite its continuing reference to pursuing "strategic alternatives" including the potential for rival bids.

It now seems clear that there is no interest from third party bidders.

Placer Dome now has acceptances for in excess of 10% of AurionGold. No other bidder can compulsorily acquire AurionGold without Placer Dome's support and Placer Dome's objective remains to acquire 100% of the company.

South Africa

The South African mining industry has been subject recently to speculation in relation to Black Economic Empowerment ("BEE"). However, the South African government has acknowledged that the leaked charter on BEE did not represent official government policy or position and that no formal charter has yet been finalised.

It should also be recognised that while South Deep is an attractive, extremely long life asset, it represents less than 10% of Placer Dome's 2002 forecast production and should be considered in the context of Placer Dome's overall portfolio which comprises numerous operating assets on 5 continents as well as several promising development assets (eg. Getchell, Pueblo Viejo, Donlin Creek).

Dividends

The IBES consensus forecast for AurionGold's full year dividend for FY2002 (to be announced on 12 August) is 6.6c, providing a 2.8c franking benefit to Australian shareholders only. AurionGold shareholders should carefully consider this in the context of the potentially substantial decline in AurionGold's share price in the absence of Placer Dome's offer.

AurionGold shareholders should also recognise that if they accept Placer Dome's offer and maintain their Placer Dome shareholding until 23 August they will be entitled to Placer Dome's US$0.05 per share interim dividend which equates to approximately 1.6 Australian cents per AurionGold share.

Hedging and gearing

AurionGold's "historically successful hedging program" has a mark to market value of negative A$438 million (as at 30 June 2002). In contrast, Placer Dome believes that it has the best forward sales program in the industry with the highest price realisation. The current mark to market value of Placer Dome's hedge book is positive A$381 million (as at 30 June 2002).

As of 30 June 2002, AurionGold had over 76% of its reserves committed under firm and contingent hedge contracts in comparison to Placer Dome which had only 19% of its reserves committed. On this basis an investment in Placer Dome clearly offers far superior leverage and exposure to the gold price for investors than does an investment in AurionGold.

Placer Dome has a superior financial position and capacity compared to AurionGold with gearing (net debt to shareholders' equity) of only 20% as at 30 June 2002 and an investment grade credit rating. The merged company will have a greater capacity to fund and allocate capital to AurionGold's projects and strategic alternatives, compared to AurionGold on a stand-alone basis.

Commenting on AurionGold's response, Jay Taylor, President and Chief Executive Officer of Placer Dome, said:

"AurionGold has not provided any plan on how it will create greater value for its shareholders than the value offered by Placer Dome. There is also no independent valuation of the company nor evidence of a third party bidder.

"Placer Dome's offer incorporates all of the new information that AurionGold has released and its offer is compelling.

"The choice for AurionGold shareholders is very clear. They can either accept the Offer, enjoy the premium and participate in the value created through this compelling transaction, or they can run the very real risk of the price of their

AurionGold shares falling significantly if Placer Dome's offer closes without them accepting. AurionGold recently traded as low as $2.74 and would likely have traded lower but for Placer Dome's offer.

"We urge AurionGold shareholders to accept Placer Dome's offer and participate in the value expected to be created from the combination of Placer Dome and AurionGold."

Offer status

Placer Dome's offer has been increased by A$0.35 cash per AurionGold share and has been declared unconditional and final. Placer Dome shares and the cash payment will be sent to AurionGold shareholders within 5 days after Placer Dome receives their acceptance. The Offer is scheduled to close at 7:00pm (AEST) on 7 August 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002.

-end-

FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

Placer Dome shareholder information line:

In Australia	1 800 222 212
International	+61 2 9353 2055

FOR ANALYST INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Richard Phillips
Macquarie Bank Limited
(61 3) 9635 8360

In North America:
George Brack
Macquarie North America Ltd
(1 604) 605 1762

FOR MEDIA INQUIRIES PLEASE CONTACT:

Placer Dome Inc.
Brenda Radies
(1 604) 661 1911

In Australia:
Hinton & Associates
Lisa Keenan
(61 3) 9600 1979

On the Internet: www.placerdome.com

In the United States:
Citigate Sard Verbinnen
Paul Verbinnen / Paul Caminiti
(1 212) 687 8080

CAUTIONARY NOTE
Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/ Lorne Stephenson
Name: Lorne Stephenson

Title: Vice President, Corporate Relations

August 2, 2002